

March 27, 2023

Arunava Mitra
Chief Financial Officer
Weatherford International plc
2000 St. James Place
Houston, TX 77056

> **Re: Weatherford International plc**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-36504**

Dear Arunava Mitra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. When describing the changes in your results of operations on both a consolidated and segment basis, please specifically identify and quantify the key drivers contributing the material changes for revenues and expenses in each period. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Form 8-K filed February 7, 2023

Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited), page 13

2. You disclose the following non-GAAP measures: EBITDA, adjusted EBITDA, free cash flow, net leverage ratio, non-GAAP adjusted operating income, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income and

non-GAAP diluted income(loss) per share. We note your disclosure on page 14 states, "Weatherford's management believes that certain non-GAAP financial measures (as defined under the SEC's Regulation G and Item 10(e) of Regulation S-K) may provide users of this financial information additional meaningful comparisons between current results and results of prior periods and comparisons with peer companies." Please revise your disclosure to address the specific reasons management believes each of the non-GAAP measures presented provide useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

3. We note you present Adjusted EBITDA margin for each segment on pages 6 and 7. You also discuss Adjusted EBITDA margin on a consolidated basis on pages 1 and 2. Please revise your disclosure to identify this measure as non-GAAP and present the most directly comparable GAAP margin with equal or greater prominence to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Measures. In addition, please disclose the reasons management believes these non-GAAP measures provide useful information to investors. Refer to Item 10(e)(1)(i)(c) of Regulation S-K. This comment also applies to similar disclosure included in your Form 10-K.

4. We note from your reconciliation on page 13 that free cash flow is calculated as net cash provided by operating activities adjusted for capital expenditures for property, plant and equipment and proceeds from disposition of assets. This definition of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to "adjusted free cash flow" or a similar title. Refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Shannon Buskirk at (202) 551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation